

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2020

Stephen Epstein
Chief Executive Officer
Healthcare Business Resources, Inc.
718 Thompson Lane, Suite 108-273
Nashville, Tennessee 37204

   Re: Healthcare Business Resources, Inc.
     Registration Statement on Form S-1
     Filed June 8, 2020
     File No. 333-239000

Dear Mr. Epstein:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Registration Statement Filed June 8, 2020

Prospectus Summary, page 2

1. We note your disclosure that states that "[d]istressed companies respond to challenges by restructuring their business and capital structure, while healthy companies strive to capitalize on opportunities by improving operations, reducing costs and maximizing revenue." Please characterize this as your belief. In doing so, please elaborate upon the statement that precedes it to explain why you believe that "many healthcare organizations face significant operational and financial changes" and how your business model addresses these changes.

Stephen Epstein
Healthcare Business Resources, Inc.
July 2, 2020
Page 2

Selling Stockholders, page 13

2.   Please revise the footnotes to match the data in the table. For example, footnotes 2, 11 and 13 appear to be missing or incorrect.

Security Ownership of Certain Beneficial Owners and Management, page 19

3.   We note that your beneficial ownership table discloses the holdings of one officer and two directors, but your beneficial ownership table lists "all executive officers and directors as a group," as two people. Please correct this inconsistency. Also, please confirm the number of shares owned by executive officers and directors as a group.

Description of Our Business, page 20

4.   We note that your CEO provides the corporate office space to your company at no charge. We also note your disclosure on page 26 that states that operating expenses were used to pay rent. Please revise your disclosure to clarify this inconsistency. Also, to the extent the value of the rent that is being forgone by your CEO triggers applicable disclosure requirements, please disclose this arrangement in your Certain Relationships and Related Transactions section.

Management's Discussion and Analysis of Financial Condition, page 26

5.   Please include disclosure in the Management's Discussion and Analysis section to describe and quantify, to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on your business, revenue or results of operations due to COVID-19. Refer to Item 303(a) of Regulation S-K, Release No. 33-8350 and CF Disclosure Guidance: Topic No. 9.

Management's Discussion and Analysis of Financial Condition
Critical Accounting Policies
Revenue Recognition, page 27

6.   We note your disclosure that you will be required to estimate the amount of royalties on an accrual basis under ASU 2014-09. Please tell us why this disclosure is applicable to your proposed business.

Directors, Executive Officers, Promoters and Control Persons, page 28

7.   Your web-site indicates that Mr. Epstein is your interim CEO and will perform such duties until such time as the company retains a CEO and CFO. Please revise to state as much here and reconcile this disclosure with your disclosure elsewhere which states that your "prospective management consulting and financial incentive program opportunities" will be identified through your CEO's personal and professional relationships.

Executive Compensation, page 29

8.   We note that you have a verbal compensatory agreement with your CEO, President and Chief Financial Officer. Please file a written description of the compensatory plan as an exhibit. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Exhibit 23.1, page II-3

9.   Please revise to file a dated consent of your Independent Registered Public Accounting Firm. Refer to Item 601(b)(23)(i) of Regulation S-K.

General

10.   We note that the forum selection provision in your bylaws identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to provide investors with disclosure about this provision, including whether this provision applies to actions under the Securities Act or the Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

        Additionally, if the forum selection provision applies to claims made under the federal securities laws, please revise to include disclosure regarding the risks or other impacts of the provision on investors, including but not limited to increased costs to bring a claim and the potential discouraging of claims or limitation of investors' ability to bring claims in judicial forums that they find favorable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joel Arberman